1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2011
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                          Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
      Yes ☐                                      No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:      .)

TSMC January 2011 Sales Report
Hsinchu, Taiwan, R.O.C. — February 10, 2011 — TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for January 2011: On an unconsolidated basis, net sales were approximately NT$34.42 billion, an increase of 2 percent over December 2010 and an increase of 18.1 percent over January 2010.
On a consolidated basis, net sales for January 2011 were approximately NT$35.37 billion, an increase of 1.4 percent over December 2010 and an increase of 17.4 percent over January 2010.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2011*	2010	Increase (Decrease) %
January	34,424	29,156	18.1

*	Year 2011 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2011*	2010	Increase (Decrease) %
January	35,371	30,136	17.4

*	Year 2011 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho	Elizabeth Sun	Michael Kramer	Ophelia Chang
Senior VP & CFO	Director	Principal Specialist	Specialist
Tel: 886-3-566-4602	Corporate Communication	PR Department	PR Department
	Division	Tel: 886-3-563-6688	Tel: 886-3-563-6688
	Tel: 886-3-568-2085	Ext. 7126216	Ext. 7125786
	Mobile: 886-988-937999	Mobile: 886-988-931352	Mobile: 886-988-930039
	E-Mail: elizabeth_sun@tsmc.com	E-Mail: pdkramer@tsmc.com	E-Mail: lwchangj@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
February 10, 2011
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of Jan. 2011.
1) Sales volume (in NT$ thousand)

Period	Items	2011	2010
Jan.	Net sales	34,424,173	29,156,271
2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	Jan.	Bal. as of period end
TSMC	107,304,726	—	—
TSMC’s subsidiaries	32,192,199	870,990	4,354,950
3) Endorsements and guarantees: None.
4) Financial derivative transactions (in NT$ thousand)
     TSMC
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	9,544,027	2,903,000	—	—	—	—	—
	Mark to Market Profit/Loss	—	53,546	(27,049)	—	—		—	—
	Unrealized Profit/Loss	—	61,379	(27,049)	—	—		—	—
Expired Contracts	Notional Amount	—	1,133,485	146,750	—	—	—	—	—
	Realized Profit/Loss	—	(4,158)	6,876	—	—		—	—
     TSMC’s subsidiaries
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	2,891,325	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	(6,947)	—	—	—		—	—
	Unrealized Profit/Loss	—	(6,225)	—	—	—		—	—
Expired Contracts	Notional Amount	—	139,455	—	—	—	—	—	—
	Realized Profit/Loss	—	2,118	—	—	—		—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: February 10, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer